MANAGEMENT'S DISCUSSION AND ANALYSIS

24 CN | 2025 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Forward-looking statements

Certain statements included in this Management's Discussion and Analysis (MD&A) are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets", or other similar words.

Forward-looking statements include, but are not limited to, those set forth in the table below, which also presents key assumptions used in determining the forward-looking statements. See also the section of this MD&A entitled 2025 Business outlook and assumptions.

Forward-looking statements	Key assumptions
Statements relating to revenue growth opportunities, including those referring to general economic and business conditions
•North American and global economic growth in the long term
•Long-term growth opportunities being less affected by current economic conditions
•No material disruption of CN’s operations or of the economy’s supply chains as a result of pandemics or geopolitical conflicts and tensions
•No recession in the North American economy as a result of tariffs, trade barriers and trade actions taken by various governments and agencies globally

Statements relating to the Company's ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments, and capital spending	•Adequate credit ratios •Investment-grade credit ratings •Access to capital markets •Adequate cash generated from operations and other sources of financing
Statements relating to pension contributions
•Adequate cash generated from operations and other sources of financing
•Adequate long-term return on investment on pension plan assets
•Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; trade restrictions, trade barriers, or the imposition of tariffs or other changes to international trade arrangements; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S., including its Annual Information Form and Form 40-F. See the section entitled Business risks of this MD&A and the Company's 2024 Annual MD&A for a description of major risk factors relating to CN.

CN has sustainability-related commitments and climate goals, and continues to assess the impact on its operations of related initiatives, plans and proposals that CN and other stakeholders (including government, regulatory and other bodies) are pursuing in relation to climate change and carbon emissions. The achievement of CN’s climate goals is subject to several risks and uncertainties, including those disclosed in the section entitled Business risks: Reputation of the Company's 2024 Annual MD&A. The achievement of these goals is also subject to circumstances outside of the Company’s control, including the availability and cost competitiveness of renewable fuels and the development and availability of new technologies, such as alternative propulsion locomotive technologies, and the cooperation of third parties such as suppliers, customers, supply chain partners and regulators. While the Company currently believes its goals are reasonably achievable, there can be no certainty that the Company will achieve any or all of these goals within the stated timeframe, or that achieving any of these goals will meet all of the expectations of its stakeholders or applicable legal requirements. If the Company is unable to achieve its climate goals or satisfy the expectations of its stakeholders, its brand and reputation could be materially and adversely affected.
CN | 2025 Quarterly Review – First Quarter 25

MANAGEMENT'S DISCUSSION AND ANALYSIS
Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not incorporated by reference into this MD&A.

Introduction

This MD&A dated May 1, 2025, relates to the consolidated financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company," and should be read in conjunction with the Company's March 31, 2025 Interim Consolidated Financial Statements and Notes thereto. It should also be read in conjunction with the Company's 2024 Annual Consolidated Financial Statements, and the 2024 Annual MD&A. All financial information reflected herein is expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.

CN's common shares are listed on the Toronto and New York stock exchanges. Additional information about CN filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including the Company's 2024 Annual Information Form and Form 40-F, may be found online on SEDAR+ at www.sedarplus.ca, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section. Printed copies of such documents may be obtained by contacting CN's Corporate Secretary's Office.

Quarterly highlights

First quarter of 2025 compared to first quarter of 2024
Financial results
•Revenues of $4,403 million, an increase of $154 million, or 4%.
•Operating income of $1,610 million, an increase of $64 million, or 4%.
•Operating ratio, defined as operating expenses as a percentage of revenues, of 63.4%, an improvement of 0.2 points.
•Diluted earnings per share (EPS) of $1.85, an increase of 8%.
•Free cash flow of $626 million, an increase of $97 million, or 18%. (1)

•
Operating performance
•Injury frequency rate remained flat at 1.11 (per 200,000 person hours). (2)
•Accident rate increased 21% to 2.09 (per million train miles). (2)
•Through dwell increased 10% to 7.8 (entire railroad, hours).
•Car velocity decreased 8% to 189 (car miles per day).
•Through network train speed decreased 5% to 17.7 (mph).
•Fuel efficiency of 0.917 (US gallons of locomotive fuel consumed per 1,000 gross ton miles (GTMs)), less efficient by 2%.
•Train length decreased 1% to 7,708 (feet).
•Revenue ton miles (RTMs) increased 1% to 60,049 (millions).

(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation and reconciliation of this non-GAAP measure.
(2)Based on Federal Railroad Administration (FRA) reporting criteria.
Leadership changes
On April 14, 2025, Bhushan Ivaturi was appointed as CN's Executive Vice-President and Chief Information and Technology Officer succeeding Dominique Malenfant. Mr. Ivaturi will work closely with Mr. Malenfant until his planned departure at the end of June 2025 to ensure a smooth transition.
26 CN | 2025 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Acquisition
Iowa Northern Railway Company
On January 14, 2025, the Surface Transportation Board (STB) issued a final decision approving CN’s application to acquire control of the Iowa Northern Railway Company (IANR), subject to certain conditions. The Company assumed control of IANR on March 1, 2025 (Control Date) and began consolidating IANR on that date, accounting for the acquisition as a business combination achieved in stages. The Company derecognized its previously held equity method investment in IANR of $320 million as of March 1, 2025 and remeasured the investment at its Control Date fair value of $344 million resulting in a net remeasurement gain of $24 million recorded in Other income in the Consolidated Statements of Income. The fair value of the previously held equity interest in IANR was determined through use of a discounted cash flow approach, which incorporated the Company’s best estimates of various assumptions including, but not limited to, discount rates and terminal growth rates and multiples.

The Company's Consolidated Balance Sheet includes the assets and liabilities of IANR as of the Control Date, and since that time, IANR’s results of operations have been included in the Company's results of operations. The Company has not provided pro forma information relating to the pre-control date period as the acquisition was not material.

Labor and Workforce negotiations
As at March 31, 2025, CN employed a total of 18,050 employees in Canada, of which 13,075, or 72%, were unionized employees, and 6,861 employees in the U.S., of which 5,739, or 84%, were unionized employees.

Canadian workforce
Teamsters Canada Rail Conference
On April 7, 2025, an arbitrator issued a binding decision, setting the terms of a new three-year collective agreement between CN and Teamsters Canada Rail Conference (TCRC). The three-year agreement covers approximately 6,000 conductors, conductor trainees, yard coordinators and locomotive engineers across CN’s network in Canada and is retroactively effective beginning January 1, 2024 until December 31, 2026.

International Brotherhood of Electric Workers
On February 14, 2025, the new collective agreement with the International Brotherhood of Electric Workers (IBEW) was ratified by its members. The four-year agreement covers approximately 750 Signals and Communications employees in Canada until December 31, 2028.

U.S. workforce
The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which CN's subsidiaries Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Corporation (ICC), Wisconsin Central Ltd. (WC), and Bessemer & Lake Erie Railroad Company (BLE) currently participate in for collective bargaining agreements covering all union-represented employees, with the exception of two employee groups working at Pittsburgh and Conneaut Dock Company (PCD). On November 1, 2024, the National Carriers Conference Committee (NCCC) served a Section 6 notice pursuant to the Railway Labor Act (RLA), which officially opened collective bargaining for the freight industry. As at the date of this MD&A, agreements have been reached and ratified with nine unions, and negotiations continue with the remaining three unions. There can be no strike or lockout until such time as the parties have failed to reach voluntary agreements and all dispute resolution mechanisms of the RLA have been exhausted. While negotiations are ongoing and until all RLA provisions have been exhausted, all existing contract terms remain in place.

2025 Business outlook and assumptions

The Company now assumes slightly positive growth in North American industrial production in 2025 (compared to its January 30, 2025 assumption of approximately 1%). For the 2024/2025 crop year, the grain crop in Canada was in line with its five-year average and the U.S. grain crop was above its five-year average. The Company continues to assume that the 2025/2026 grain crop in Canada will be in line with its five-year average and now assumes that the U.S. grain crop will be above its five-year average (compared to its January 30, 2025 assumption that the 2025/2026 grain crop in the U.S. will be in line with its five-year average). The Company notes there is a heightened recessionary risk related to tariffs and trade actions taken by various countries. Should the recessionary risk materialize, demand for freight transportation would be negatively impacted.

CN | 2025 Quarterly Review – First Quarter 27

MANAGEMENT'S DISCUSSION AND ANALYSIS
In 2025, the Company continues to expect to invest approximately $3.4 billion in its capital program, net of amounts reimbursed by customers, to improve the safety, efficiency and integrity of its network. These investments are intended to also enable and support the growth of the Company and will be financed with cash generated from operations or with cash from financing activities.

The forward-looking statements discussed in this 2025 Business outlook and assumptions section are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. In addition to the assumptions and expectations discussed in this section, reference should be made to the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such statements.

Financial highlights

	Three months ended March 31
In millions, except percentages and per share data	2025	2024		% Change Fav (Unfav)
Financial performance and liquidity
Revenues	$4,403	$4,249		4%
Operating income	$1,610	$1,546		4%
Net income	$1,161	$1,103		5%
Basic earnings per share	$1.85	$1.72		8%
Diluted earnings per share	$1.85	$1.72		8%
Dividends per share	$0.8875	$0.8450		5%
Operating ratio (1)	63.4%	63.6%	0.2	pts
Net cash provided by operating activities	$1,164	$1,117		4%
Net cash used in investing activities	$538	$588		9%
Free cash flow (2)	$626	$529		18%
In millions, except percentages	As at March 31, 2025	As at December 31, 2024		% Change Fav (Unfav)
Financial position
Total assets	$57,403	$57,067		1%
Total long-term liabilities (3)	$31,469	$32,040		2%
(1)Operating ratio is defined as operating expenses as a percentage of revenues.
(2)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.
(3)Total long-term liabilities is the difference between Total liabilities and Total current liabilities.

Results of operations

First quarter of 2025 compared to corresponding period in 2024
Revenues for the first quarter of 2025 were $4,403 million compared to $4,249 million for the same period in 2024, an increase of $154 million, or 4%. The increase was mainly due to higher volumes and higher freight revenue per RTM:
•Volumes: volumes increased mainly due to higher exports of Canadian and U.S. grain and coal; partly offset by reduced potash exports and iron ore shipments.
•Freight revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower applicable fuel surcharge rates and an increase in the average length of haul.

Operating expenses for the first quarter of 2025 were $2,793 million compared to $2,703 million for the same period in 2024. The increase of $90 million, or 3%, was mainly due the negative translation impact of a weaker Canadian dollar, higher depreciation and amortization expense and higher equipment rents expense.

28 CN | 2025 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Operating income for the first quarter of 2025 increased by $64 million, or 4%, to $1,610 million when compared to the same period in 2024. The operating ratio, defined as operating expenses as a percentage of revenues, was 63.4% in the first quarter of 2025 compared to 63.6% in the first quarter of 2024, a 0.2-point improvement.

Net income for the first quarter of 2025 was $1,161 million, an increase of $58 million, or 5%, and diluted earnings per share increased by 8% to $1.85, when compared to the same period in 2024.

Key operating metrics

	Three months ended March 31
	2025	2024	% Change Fav (Unfav)
Gross ton miles (GTMs) (millions) (1)	114,843	115,627	(1%)
Train weight (tons) (2)	9,078	9,087	—%
Train length (feet) (3)	7,708	7,787	(1%)
Through network train speed (miles per hour) (4)	17.7	18.7	(5%)
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs) (5)	0.917	0.896	(2%)
Through dwell (entire railroad, hours) (6)	7.8	7.1	(10%)
Car velocity (car miles per day) (7)	189	205	(8%)
(1)GTMs: The workload performed by system trains in hauling freight or equipment. GTMs are calculated by multiplying the trailing weight by the distance the train moved. A larger number is an indicator of more traffic (and thus more revenue) being moved.
(2)Train weight: An efficiency measurement on how much tonnage each mainline train handles on average as it crosses the network. Calculated as the total of GTMs and divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic. This operating measure was formerly named Train productivity.
(3)Train length: An efficiency measurement on average trailing length of each mainline train on the network. Calculated as the total of car foot miles (the sum of car length multiplied by miles travelled for each trailing car) divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic.
(4)Through network train speed: A measure of the line-haul movement from origin to destination, including time at terminals. The average speed is calculated by dividing train miles by total hours operated, excluding yard and local trains, passenger trains, maintenance of way trains, and foreign trains. This measure represents the fluidity of trains on the network, with a higher value also indicating a more fluid network.
(5)Fuel efficiency: This measure represents how efficient the Company is in the generation and utilization of locomotive horsepower in freight train operations, with a lower number indicating improved performance. Fuel efficiency is defined as US gallons of locomotive fuel consumed per 1,000 GTMs.
(6)Through dwell: The average time a car resides within terminal boundaries expressed in hours. The measurement begins with a customer release, received interchange, or train arrival event and ends with a customer placement (actual or constructive), delivered or offered in interchange, or train departure event. This excludes stored, bad ordered, maintenance of way cars, or cars with dwell greater than 10 days. This measure represents the efficiency of handling cars within the terminal, with a lower value indicating higher performance.
(7)Car velocity: The average miles per day traveled by loaded and empty cars (including all active cars whether private, foreign or CN owned) on company lines. This measure represents the fluidity of cars on the network, calculated by the sum of miles each car traveled divided by the sum of all of the cars’ active time, with a higher value indicating a smoother and more fluid operation.

Less favorable winter operating conditions in the first quarter of 2025 when compared to the first quarter of 2024 negatively impacted most operating metrics. CN’s Winter Operating Plan implements train length restrictions and speed restrictions at temperatures below a certain point, which constrain car velocity and network fluidity.

Non-GAAP measures

This MD&A makes reference to non-GAAP measures, including adjusted performance measures, constant currency, free cash flow and adjusted debt-to-adjusted EBITDA multiple that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the sections of this MD&A entitled Non-GAAP measures: Constant currency, as well as the section entitled Liquidity and capital resources: Free cash flow and Adjusted debt-to-adjusted EBITDA multiple. The Company did not present any adjusted performance measures (adjusted net income, adjusted diluted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio) as there were no adjustments in the first quarter of 2025 and 2024.

CN | 2025 Quarterly Review – First Quarter 29

MANAGEMENT'S DISCUSSION AND ANALYSIS
Constant currency
Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.

The average foreign exchange rates were $1.435 and $1.349 per US$1.00 for the three months ended March 31, 2025 and 2024 respectively. On a constant currency basis, the Company's net income for the three months ended March 31, 2025 would have been lower by $34 million ($0.05 per diluted share).

The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the three months ended March 31, 2025:

	Three months ended March 31
In millions, except per share data	2025	Constant currency impact	2024	% Change at constant currency Fav (Unfav)
Revenues
Petroleum and chemicals	$915	$(33)	$857	3%
Metals and minerals	523	(26)	530	(6%)
Forest products	494	(23)	494	(5%)
Coal	246	(5)	221	9%
Grain and fertilizers	951	(27)	860	7%
Intermodal	940	(14)	959	(3%)
Automotive	219	(10)	216	(3%)
Total freight revenues	4,288	(138)	4,137	—%
Other revenues	115	(4)	112	(1%)
Total revenues	4,403	(142)	4,249	—%
Operating expenses
Labor and fringe benefits	920	(21)	894	(1%)
Purchased services and material	577	(11)	571	1%
Fuel	518	(29)	514	5%
Depreciation and amortization	493	(12)	462	(4%)
Equipment rents	118	(6)	99	(13%)
Other	167	(8)	163	2%
Total operating expenses	2,793	(87)	2,703	—%
Operating income	1,610	(55)	1,546	1%
Interest expense	(233)	11	(210)	(6%)
Other components of net periodic benefit income	125	—	113	11%
Other income	25	(1)	2	1100%
Income before income taxes	1,527	(45)	1,451	2%
Income tax expense	(366)	11	(348)	(2%)
Net income	$1,161	$(34)	$1,103	2%
Diluted earnings per share	$1.85	$(0.05)	$1.72	5%

30 CN | 2025 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Revenues

	Three months ended March 31
In millions, unless otherwise indicated	2025	2024	% Change	% Change at constant currency (1)
Freight revenues	$4,288	$4,137	4%	—%
Other revenues	115	112	3%	(1%)
Total revenues	$4,403	$4,249	4%	—%
Freight revenues
Petroleum and chemicals	$915	$857	7%	3%
Metals and minerals	523	530	(1%)	(6%)
Forest products	494	494	—%	(5%)
Coal	246	221	11%	9%
Grain and fertilizers	951	860	11%	7%
Intermodal	940	959	(2%)	(3%)
Automotive	219	216	1%	(3%)
Total freight revenues	$4,288	$4,137	4%	—%

Revenue ton miles (RTMs) (millions) (2)	60,049	59,749	1%	1%
Freight revenue/RTM (cents) (3)	7.14	6.92	3%	—%
Carloads (thousands)	1,313	1,343	(2%)	(2%)
Freight revenue/carload ($)	3,266	3,080	6%	3%
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Non-GAAP measures – Constant currency for an explanation of this non-GAAP measure.
(2)RTMs is a measure of volumes and is calculated by multiplying the weight in tons of the shipment lading being transported by the number of miles that the shipment is transported on company lines. CN uses RTMs as the primary measure of volumes as compared to Carloads, since RTMs also takes into account the length of haul and weight in the movement.
(3)Freight revenue per RTM is an indicator of yield and represents revenue earned for transporting one ton of freight over a distance of one mile.

Revenues for the first quarter of 2025 were $4,403 million compared to $4,249 million for the same period in 2024, an increase of $154 million, or 4%. The increase was mainly due to higher volumes and higher freight revenue per RTM:
•Volumes: volumes increased mainly due to higher exports of Canadian and U.S. grain and coal; partly offset by reduced potash exports and iron ore shipments.
•Freight revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower applicable fuel surcharge rates and an increase in the average length of haul.

Fuel surcharge revenues decreased by $89 million in the first quarter of 2025 compared to the same period in 2024, mainly due to lower applicable fuel surcharge rates.

Petroleum and chemicals

	Three months ended March 31
	2025	2024	% Change	% Change at constant currency
Revenues (millions)	$915	$857	7%	3%
RTMs (millions)	11,836	11,714	1%	1%
Revenue/RTM (cents)	7.73	7.32	6%	2%
Carloads (thousands)	163	165	(1%)	(1%)
Revenue/carload ($)	5,613	5,194	8%	4%
CN | 2025 Quarterly Review – First Quarter 31

MANAGEMENT'S DISCUSSION AND ANALYSIS
Revenues for this commodity group increased by $58 million, or 7%, in the first quarter of 2025, when compared to the same period in 2024, mainly due to higher volumes and higher revenue per RTM:
•Volumes: increased mainly due to higher exports of natural gas liquids and higher shipments of plastics; partly offset by lower domestic volumes of refined petroleum products mainly due to operational issues at a customer facility.
•Revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower applicable fuel surcharge rates and an increase in the average length of haul.

Metals and minerals

	Three months ended March 31
	2025	2024	% Change	% Change at constant currency
Revenues (millions)	$523	$530	(1%)	(6%)
RTMs (millions)	6,752	7,350	(8%)	(8%)
Revenue/RTM (cents)	7.75	7.21	7%	2%
Carloads (thousands)	213	240	(11%)	(11%)
Revenue/carload ($)	2,455	2,208	11%	6%

Revenues for this commodity group decreased by $7 million, or 1%, in the first quarter of 2025, when compared to the same period in 2024, mainly due to lower volumes; partly offset by higher revenue per RTM:
•Volumes: decreased mainly due to weaker demand for iron ore and lower shipments of frac sand mainly as a result of unfavorable seasonal conditions resulting in train length and speed restrictions.
•Revenue per RTM: increased mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases; partly offset by lower applicable fuel surcharge rates and an increase in the average length of haul.

Carloads decreased more than RTMs in the first quarter of 2025 when compared to the same period in 2024, mainly due to lower short-haul shipments of iron ore.

Forest products

	Three months ended March 31
	2025	2024	% Change	% Change at constant currency
Revenues (millions)	$494	$494	—%	(5%)
RTMs (millions)	5,387	5,769	(7%)	(7%)
Revenue/RTM (cents)	9.17	8.56	7%	2%
Carloads (thousands)	73	78	(6%)	(6%)
Revenue/carload ($)	6,767	6,333	7%	2%

Revenues for this commodity group in the first quarter of 2025 were in line with the same period in 2024, mainly due to higher revenue per RTM; offset by lower volumes:
•Volumes: decreased mainly due to lower shipments of lumber and woodpulp, mainly as a result of unfavorable seasonal conditions resulting in train length and speed restrictions.
•Revenue per RTM: increased mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases; partly offset by lower applicable fuel surcharge rates.

32 CN | 2025 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Coal

	Three months ended March 31
	2025	2024	% Change	% Change at constant currency
Revenues (millions)	$246	$221	11%	9%
RTMs (millions)	5,446	4,638	17%	17%
Revenue/RTM (cents)	4.52	4.76	(5%)	(7%)
Carloads (thousands)	118	112	5%	5%
Revenue/carload ($)	2,085	1,973	6%	3%

Revenues for this commodity group increased by $25 million, or 11%, in the first quarter of 2025, when compared to the same period in 2024, mainly due to higher volumes; partly offset by lower revenue per RTM:
•Volumes: increased mainly due to higher exports of U.S. thermal coal and Canadian metallurgical and thermal coal.
•Revenue per RTM: decreased mainly due to a significant increase in the average length of haul and lower applicable fuel surcharge rates; partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.

RTMs increased more than Carloads in the first quarter of 2025 when compared to the same period in 2024, mainly due to higher long-haul shipments of U.S. thermal coal exports.

Grain and fertilizers

	Three months ended March 31
	2025	2024	% Change	% Change at constant currency
Revenues (millions)	$951	$860	11%	7%
RTMs (millions)	17,250	17,032	1%	1%
Revenue/RTM (cents)	5.51	5.05	9%	6%
Carloads (thousands)	178	171	4%	4%
Revenue/carload ($)	5,343	5,029	6%	3%

Revenues for this commodity group increased by $91 million, or 11%, in the first quarter of 2025, when compared to the same period in 2024, mainly due to higher volumes and higher revenue per RTM:
•Volumes: increased mainly due to higher Canadian and U.S. grain for offshore export; partly offset by reduced potash exports due to a temporary east coast terminal outage.
•Revenue per RTM: increased mainly due to freight rate increases, the positive translation impact of a weaker Canadian dollar and a decrease in the average length of haul; partly offset by lower applicable fuel surcharge rates.

Carloads increased more than RTMs in the first quarter of 2025 when compared to the same period in 2024, mainly due to reduced long-haul shipments of potash exports from Saskatchewan to the east coast of Canada.

CN | 2025 Quarterly Review – First Quarter 33

MANAGEMENT'S DISCUSSION AND ANALYSIS
Intermodal

	Three months ended March 31
	2025	2024	% Change	% Change at constant currency
Revenues (millions)	$940	$959	(2%)	(3%)
RTMs (millions)	12,586	12,531	—%	—%
Revenue/RTM (cents)	7.47	7.65	(2%)	(4%)
Carloads (thousands)	517	527	(2%)	(2%)
Revenue/carload ($)	1,818	1,820	—%	(2%)

Revenues for this commodity group decreased by $19 million, or 2%, in the first quarter of 2025, when compared to the same period in 2024, mainly due to lower revenue per RTM while volumes remained flat:
•Volumes: remained flat mainly due to higher shipments of international intermodal driven by imports from the Port of Vancouver and the Port of Halifax; offset by lower imports from the Port of Prince Rupert.
•Revenue per RTM: decreased mainly due to lower applicable fuel surcharge rates; partly offset by the positive translation impact of a weaker Canadian dollar and freight rate increases.

Automotive

	Three months ended March 31
	2025	2024	% Change	% Change at constant currency
Revenues (millions)	$219	$216	1%	(3%)
RTMs (millions)	792	715	11%	11%
Revenue/RTM (cents)	27.65	30.21	(8%)	(13%)
Carloads (thousands)	51	50	2%	2%
Revenue/carload ($)	4,294	4,320	(1%)	(5%)
Revenues for this commodity group increased by $3 million, or 1%, in the first quarter of 2025, when compared to the same period in 2024, mainly due to higher volumes; partly offset by lower revenue per RTM:
•Volumes: increased mainly due to higher domestic shipments of finished vehicles within North America.
•Revenue per RTM: decreased mainly due to lower applicable fuel surcharge rates and an increase in the average length of haul; partly offset by the positive translation impact of a weaker Canadian dollar and freight rate increases.

RTMs increased more than Carloads in the first quarter of 2025 when compared to the same period in 2024, mainly due to lower short-haul domestic shipments of finished vehicles.

Other revenues

	Three months ended March 31
	2025	2024	% Change	% Change at constant currency
Revenues (millions)	$115	$112	3%	(1%)

Other revenues increased by $3 million, or 3%, in the first quarter of 2025, when compared to the same period in 2024, mainly due to the positive translation impact of a weaker Canadian dollar.

34 CN | 2025 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Operating expenses

Operating expenses for the first quarter of 2025 were $2,793 million compared to $2,703 million for the same period in 2024. The increase of $90 million, or 3%, was mainly due to the negative translation impact of a weaker Canadian dollar, higher depreciation and amortization expense and higher equipment rents expense.

	Three months ended March 31
In millions, unless otherwise indicated	2025	2024	% Change	% Change at constant currency (1)
Labor and fringe benefits	$920	$894	(3%)	(1%)
Purchased services and material	577	571	(1%)	1%
Fuel	518	514	(1%)	5%
Depreciation and amortization	493	462	(7%)	(4%)
Equipment rents	118	99	(19%)	(13%)
Other	167	163	(2%)	2%
Total operating expenses	$2,793	$2,703	(3%)	—%
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Non-GAAP measures – Constant currency for an explanation of this non-GAAP measure.

Labor and fringe benefits
Labor and fringe benefits expense increased by $26 million, or 3%, in the first quarter of 2025 when compared to the same period in 2024. The increase was mainly due to general wage increases and the negative translation impact of a weaker Canadian dollar; partly offset by lower average headcount.

Purchased services and material
Purchased services and material expense increased by $6 million, or 1%, in the first quarter of 2025 when compared to the same period in 2024.

Fuel
Fuel expense increased by $4 million, or 1%, in the first quarter of 2025 when compared to the same period in 2024. The increase was mainly due to the negative translation impact of a weaker Canadian dollar and lower fuel efficiency; partly offset by lower fuel prices.

Depreciation and amortization
Depreciation and amortization expense increased by $31 million, or 7%, in the first quarter of 2025 when compared to the same period in 2024. The increase was mainly due to a higher depreciable asset base and the negative translation impact of a weaker Canadian dollar.

Equipment rents
Equipment rents expense increased by $19 million, or 19%, in the first quarter of 2025 when compared to the same periods in 2024. The increase was mainly due to higher locomotive horse-power expense and the negative translation impact of a weaker Canadian dollar.

Other
Other expense increased by $4 million, or 2%, in the first quarter of 2025 when compared to the same period in 2024. The increase was mainly due to the negative translation impact of a weaker Canadian dollar.

CN | 2025 Quarterly Review – First Quarter 35

MANAGEMENT'S DISCUSSION AND ANALYSIS
Other income and expense
Interest expense
Interest expense was $233 million for the three months ended March 31, 2025 compared to $210 million for the same period in 2024. The increase of $23 million was mainly due to the higher average level of debt, the negative translation of a weaker Canadian dollar and higher average interest rates.

Other components of net periodic benefit income
Other components of net periodic benefit income was $125 million for the three months ended March 31, 2025 compared to $113 million for the same period in 2024. The increase was mainly due to lower interest cost which primarily resulted from changes to discount rates determined at December 31, 2024.

Other income
Other income was $25 million for the three months ended March 31, 2025, compared to $2 million for the same period in 2024. The increase of $23 million was mainly due to the fair value remeasurement of CN’s investment in IANR as a result of CN acquiring control on March 1, 2025.

Income tax expense
Income tax expense was $366 million for the three months ended March 31, 2025 compared to $348 million for the same period in 2024. The effective tax rate for the three months ended March 31, 2025 and 2024 was 24.0%.

Summary of quarterly financial data

	2025	2024				2023
	Quarter	Quarters				Quarters
In millions, except per share data	First	Fourth	Third	Second	First	Fourth	Third	Second
Revenues	$4,403	$4,358	$4,110	$4,329	$4,249	$4,471	$3,987	$4,057
Operating income (1)	$1,610	$1,628	$1,515	$1,558	$1,546	$1,818	$1,517	$1,600
Net income (1)	$1,161	$1,146	$1,085	$1,114	$1,103	$2,130	$1,108	$1,167
Basic earnings per share	$1.85	$1.82	$1.72	$1.75	$1.72	$3.30	$1.69	$1.76
Diluted earnings per share (1)	$1.85	$1.82	$1.72	$1.75	$1.72	$3.29	$1.69	$1.76
Dividends per share	$0.8875	$0.8450	$0.8450	$0.8450	$0.8450	$0.7900	$0.7900	$0.7900
(1)Certain quarters include items that management believes do not necessarily arise as part of CN's normal day-to-day operations and can distort the analysis of trends in business performance. See the section entitled Non-GAAP measures of the Company's 2024 Annual MD&A for additional information on these items.

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation and competitive forces in the transportation marketplace (see the section entitled Business risks of the Company's 2024 Annual MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices and the Company's productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company's US dollar-denominated revenues and expenses and resulted in fluctuations in Net income in the rolling eight quarters presented above.

Liquidity and capital resources

An analysis of the Company's liquidity and capital resources is provided in the section entitled Liquidity and capital resources of the Company's 2024 Annual MD&A. There were no significant changes during the first quarter of 2025, except as noted below.

As at March 31, 2025 and December 31, 2024, the Company had Cash and cash equivalents of $232 million and $389 million, respectively; Restricted cash and cash equivalents of $12 million and $12 million, respectively; and a working capital deficit of $1,634 million and $1,357 million, respectively. (1) There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein. The Company expects cash from operations and its various sources of financing to be sufficient to meet its ongoing obligations.

(1)The Company defines working capital as current assets of $2,676 million (December 31, 2024 - $2,619 million) less current liabilities of $4,310 million (December 31, 2024 - $3,976 million).

36 CN | 2025 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Available financing sources
For details on the Company's available financing sources, see section entitled Liquidity and capital resources to the Company's 2024 Annual MD&A as well as Note 7 – Financing activities to the Company's March 31, 2025 Interim Consolidated Financial Statements.

Revolving credit facilities
On March 28, 2025, the Company's revolving credit facility agreements were amended to extend their respective tenors by one additional year each. The unsecured credit facility of $2.5 billion consists of two tranches of $1.25 billion and are now maturing on March 31, 2028 and March 31, 2030, respectively. The unsecured credit facility of $1.0 billion is now maturing on March 17, 2027. The credit facilities provide borrowings at various benchmark interest rates, such as the Secured Overnight Financing Rate (SOFR) and the Canadian Overnight Repo Rate Average (CORRA), plus applicable margins, based on CN's credit ratings.

As at March 31, 2025 and December 31, 2024, the Company had no outstanding borrowings under these revolving credit facilities.

Equipment loans
Borrowings under the non-revolving term loan facilities are provided at SOFR or CORRA plus applicable margins.

During the first three months of 2025, the Company repaid $23 million of its equipment loans. As at March 31, 2025 and December 31, 2024, the Company had outstanding borrowings of $1,426 million and $1,449 million, respectively, and had no further amounts available to be drawn under these facilities.

Commercial paper
As at March 31, 2025 and December 31, 2024, the Company had total commercial paper borrowings of US$438 million ($630 million) and US$501 million ($721 million), respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

Accounts receivable securitization program
On March 28, 2025, the Company extended the term of its agreement by one year to February 2, 2027. As at March 31, 2025 and December 31, 2024, the Company had no outstanding borrowings under the accounts receivable securitization program.

Bilateral letter of credit facilities
On March 28, 2025, the Company extended the maturity date of its committed bilateral letter of credit facility agreements to April 28, 2028.

As at March 31, 2025, the Company had outstanding letters of credit of $326 million ($329 million as at December 31, 2024) under the committed facilities and $142 million ($142 million as at December 31, 2024) under the uncommitted facilities.

Credit ratings
The following table provides the Company's long-term debt and commercial paper credit ratings as of the date of this MD&A.

	Outlook	Long-term debt rating (1)	Commercial paper rating (1)
DBRS Morningstar	Stable	A	R-1 (low)
Moody's Investors Service	Stable	A2	P-1
S&P Global Ratings	Stable	A-	A-2
(1)These credit ratings are not recommendations to purchase, hold, or sell the securities referred to above. Ratings may be revised or withdrawn at any time by the credit rating agencies. Each credit rating should be evaluated independently of any other credit rating.

CN | 2025 Quarterly Review – First Quarter 37

MANAGEMENT'S DISCUSSION AND ANALYSIS
Cash flows

	Three months ended March 31
In millions	2025	2024	Variance
Net cash provided by operating activities	$1,164	$1,117	$47
Net cash used in investing activities	(538)	(588)	50
Net cash used in financing activities	(783)	(593)	(190)
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash, and restricted cash equivalents	—	1	(1)
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	(157)	(63)	(94)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	401	924	(523)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$244	$861	$(617)

Free cash flow
Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and combinations (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the three months ended March 31, 2025 and 2024, to the non-GAAP free cash flow presented herein:

	Three months ended March 31
In millions	2025	2024
Net cash provided by operating activities	$1,164	$1,117
Net cash used in investing activities	(538)	(588)
Free cash flow	$626	$529

Operating activities
Net cash provided by operating activities increased by $47 million in the first quarter of 2025 when compared to the same period in 2024, mainly due to higher operating income.

Pension contributions
The Company's contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations.

Additional information relating to the pension plans is provided in Note 17 – Pensions and other postretirement benefits to the Company's 2024 Annual Consolidated Financial Statements and the section entitled Liquidity and capital resources of the Company's 2024 Annual MD&A.

Pension contributions for all plans for the three months ended March 31, 2025 and 2024 were $20 million and $15 million, respectively. During the first quarter of 2025, one of CN's Canadian defined contribution pension plans was merged into the CN Pension Plan, and did not result in a remeasurement of the funded status of that plan. Based on the results of the Company's actuarial valuations for funding purposes as at December 31, 2023, the CN Pension Plan remained fully funded and at a level such that the Company continues to be prohibited from making contributions to the defined benefit component of the CN Pension Plan. Given the solvency ratio of certain Canadian registered defined benefit pension plans is above a specified threshold as at the last filed actuarial valuation, their next actuarial valuation for funding purposes would be required as at December 31, 2026, to be performed in 2027, although the valuation may be conducted earlier at the Company's discretion for those plans. Based on the anticipated results of these valuations, the CN Pension Plan is expected to remain fully funded and at a level such that the Company would continue to be prohibited from making contributions to the defined benefit component of the CN Pension Plan in 2025. As such, total cash contributions of approximately $80 million are expected to be made in 2025 for all pension plans other than the defined benefit component of the CN Pension Plan.

38 CN | 2025 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adverse changes to the assumptions used to calculate the Company's funding status, particularly the discount rate, as well as changes to existing federal pension legislation or regulator guidance could significantly impact the Company's future pension contributions.

Income tax payments
Net income tax payments for the three months ended March 31, 2025 and 2024 were $212 million and $370 million, respectively. The decrease was mainly due to lower required installment payments in Canada. For 2025, the Company's net income tax payments are now expected to be approximately $1.1 billion.

Investing activities
Net cash used in investing activities decreased by $50 million in the first quarter of 2025 when compared to the same period in 2024, mainly due to lower property additions.

Property additions

	Three months ended March 31
In millions	2025	2024
Track and roadway	$282	$269
Rolling stock	77	187
Buildings	16	15
Information technology	76	72
Other	68	33
Property additions	$519	$576

2025 Capital expenditure program
In 2025, the Company will continue to invest in its capital program to improve the safety, efficiency and integrity of its network. These investments will enable and support the growth of the Company and will be financed with cash generated from operations or with cash from financing activities as required.

Financing activities
Net cash used in financing activities increased by $190 million in the first quarter of 2025 when compared to the same period in 2024. The increase was mainly due to higher net repayments of debt including commercial paper; partly offset by lower repurchases of common shares.

Debt financing activities
Debt financing activities in the first quarter of 2025 included the following:
•Net repayment of commercial paper of $105 million.

Debt financing activities in the first quarter of 2024 included the following:
•Net issuance of commercial paper of $458 million;
•On March 22, 2024, issuance of a $412 million equipment loan under the non-revolving credit facility;
•Proceeds from the accounts receivable securitization program of $450 million; and
•Repayment of accounts receivable securitization borrowings of $350 million.

Additional information relating to the Company's outstanding debt securities is provided in Note 15 – Debt to the Company's 2024 Annual Consolidated Financial Statements.

CN | 2025 Quarterly Review – First Quarter 39

MANAGEMENT'S DISCUSSION AND ANALYSIS
Repurchase of common shares
The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 20.0 million common shares between February 4, 2025 and February 3, 2026. As at March 31, 2025, the Company had not repurchased any common shares under its current NCIB. Share repurchases may resume as the Company continues to assess its capital position.

During the first quarter of 2025, the Company paid $51 million to the Canadian tax authorities related to the two percent tax on net shares repurchased during the year ended December 31, 2024.

The Company repurchased 13.9 million common shares under its previous NCIB, including 0.6 million common shares in the first quarter of 2025, which allowed for the repurchase of up to 32.0 million common shares between February 1, 2024 and January 31, 2025.

	Three months ended March 31
In millions, except per share data	2025	2024
Number of common shares repurchased	0.6	5.6
Weighted-average price per share (1)	$150.15	$171.98
Amount of repurchase (1)(2)	$101	$955
(1)Includes brokerage fees and tax on share repurchases.
(2)Includes settlements in subsequent periods.

Dividends paid
The Company paid quarterly dividends of $0.8875 per share amounting to $557 million in the first quarter of 2025 compared to $540 million, at the quarterly rate of $0.8450 per share for the same period in 2024.

Contractual obligations
In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company's contractual obligations for the following items as at March 31, 2025:

							2030 & thereafter
In millions	Total	2025	2026	2027	2028	2029
Debt obligations (1)(2)	$20,783	$1,055	$799	$82	$1,115	$1,134	$16,598
Interest on debt obligations (2)	14,062	606	851	839	840	762	10,164
Finance lease obligations	8	2	4	1	1	—	—
Operating lease obligations (3)	723	118	114	84	51	24	332
Purchase obligations (4)	2,738	1,845	280	217	305	70	21
Other long-term liabilities (5)	1,029	85	60	57	52	46	729
Total contractual obligations	$39,343	$3,711	$2,108	$1,280	$2,364	$2,036	$27,844
(1)Presented net of unamortized discounts and debt issuance costs and excludes finance lease obligations.
(2)Includes the impact of the cross-currency interest rate swaps. Additional information on the cross-currency interest rate swaps is provided in Note 11 - Financial Instruments.
(3)Includes $257 million of imputed interest.
(4)Includes fixed and variable commitments for rail, information technology services and licenses, locomotives, engineering services, rail ties, railroad cars, wheels, as well as other equipment and services. Costs of variable commitments were estimated using forecasted prices and volumes.
(5)Includes expected payments for workers' compensation, pension benefit payments for the Company's non-registered supplemental pension plan, postretirement benefits other than pensions, net unrecognized tax benefits and environmental liabilities.

40 CN | 2025 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted debt-to-adjusted EBITDA multiple
Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the twelve months ended March 31, 2025 and 2024, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended March 31,	2025	2024
Debt		$20,792	$19,761
Adjustments:
Operating lease liabilities, including current portion (1)		466	387
Pension plans in deficiency (2)		348	360
Adjusted debt		$21,606	$20,508
Net income		$4,506	$5,508
Interest expense		914	767
Income tax expense		1,422	814
Depreciation and amortization		1,923	1,831
Operating lease cost (3)		155	151
Other components of net periodic benefit income		(466)	(473)
Other income		(65)	(135)
Adjustment:
Loss on assets held for sale (4)		78	—
Adjusted EBITDA		$8,467	$8,463
Adjusted debt-to-adjusted EBITDA multiple (times)		2.55	2.42
(1)Represents the present value of operating lease payments.
(2)Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.
(3)Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.
(4)Relates to a loss on assets held for sale of $78 million recorded in the second quarter of 2024, resulting from an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada, to the Government of Canada. See the section entitled 2024 Highlights – Assets held for sale of the Company's 2024 Annual MD&A for additional information.

Off balance sheet arrangements

Guarantees and indemnifications
In the normal course of business, the Company enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at March 31, 2025, the Company has not recorded a liability with respect to guarantees and indemnifications. Additional information relating to guarantees and indemnifications is provided in Note 10 – Major commitments and contingencies to the Company's March 31, 2025 Interim Consolidated Financial Statements.

CN | 2025 Quarterly Review – First Quarter 41

MANAGEMENT'S DISCUSSION AND ANALYSIS
Outstanding share data

As at May 1, 2025, the Company had 627.5 million common shares and 3.4 million stock options outstanding.

Financial instruments

Risk management
In the normal course of business, the Company is exposed to various risks from its use of financial instruments, such as credit risk, liquidity risk, and market risks which include foreign currency risk, interest rate risk and commodity price risk. A description of these risks and how the Company manages them, is provided in the section entitled Financial instruments of the Company's 2024 Annual MD&A.

Derivative financial instruments
Foreign currency risk
Foreign exchange forward contracts
As at March 31, 2025, the Company had outstanding foreign exchange forward contracts to purchase a notional value of US$438 million (US$580 million as at December 31, 2024). These outstanding contracts are at a weighted-average exchange rate of $1.43 per US$1.00 ($1.37 per US$1.00 as at December 31, 2024). The weighted-average term of the contracts is 30 days (88 days as at December 31, 2024). Changes in fair values of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statements of Income as they occur.

For the three months ended March 31, 2025 and 2024, the Company recorded gains of $3 million and $52 million, respectively, related to foreign exchange forward contracts. These gains were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other income.

As at March 31, 2025, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $2 million and $1 million, respectively ($38 million and $nil, respectively, as at December 31, 2024).

Cross-currency interest rate swaps
As at March 31, 2025, the aggregate notional amount of cross-currency interest rate swaps entered into was US$975 million to hedge the US-to-Canadian dollar currency fluctuations on US dollar-denominated debts maturing on March 1, 2026 and July 15, 2028, for an aggregate principal amount of $1,401 million with a weighted average fixed annual interest rate of 3.33%.

These cross-currency interest rate swaps were designated as qualifying hedging instruments and were accounted for as cash flow hedges, with their critical terms corresponding to the related US dollar-denominated debts.

For the three months ended March 31, 2025, the cumulative changes in fair values of these cross-currency interest rate swaps recorded in Accumulated other comprehensive loss in derivative instruments resulted in a gain of $1 million. For the three months ended March 31, 2025, the amounts amortized from Accumulated other comprehensive loss to Other income related to foreign currency exposure and Interest expense were gains of $2 million and $1 million, respectively, in the same period that the carrying values of the two US dollar-denominated debts were remeasured to Canadian dollars and the interest expense was recognized.

The cash flows related to these cross-currency interest rate swaps that pertain to the periodic interest settlements will be classified as operating activities and the cash flows that pertain to the principal balance will be classified as financing activities.

As at March 31, 2025, the fair value of outstanding cross-currency interest rate swaps included in Other current assets was $1 million.

42 CN | 2025 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Fair value of financial instruments
As at March 31, 2025, the Company's debt, excluding finance leases, had a carrying amount of $20,785 million ($20,887 million as at December 31, 2024) and a fair value of $19,679 million ($19,688 million as at December 31, 2024). The carrying amount of debt excluding finance leases exceeded the fair value due to market rates being higher than the stated coupon rates.

Additional information relating to financial instruments is provided in Note 11 – Financial instruments to the Company's March 31, 2025 Interim Consolidated Financial Statements.

Recent accounting pronouncements

The following recent Accounting Standards Updates (ASU) issued by the Financial Accounting Standards Board (FASB) have an effective date after December 31, 2024 and have not been adopted by the Company:

ASU 2024-03 – Disaggregation of Income Statement Expenses (Subtopic 220-40)
This ASU aims to provide stakeholders a clearer understanding of an entity's expenses and enhance their ability to assess performance, forecast expenses and evaluate the entity's potential for future cash flows. The ASU amends the rules on income statement expense disclosures and requires public business entities to disaggregate and disclose, in tabular format in the notes to financial statements, specified categories of expenses contained within certain income statement expense line items; to integrate certain amounts that were already required to be disclosed under current GAAP with the new disaggregation requirements and to qualitatively disclose descriptions of the amounts remaining that were not separately disaggregated. The ASU also requires public business entities to disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of those selling expenses. This ASU does not change or remove the current disclosure requirements of expense line items on the face of the Consolidated Statements of Income.

The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this ASU should be applied either prospectively to Consolidated Financial Statements issued for reporting periods following the effective date, or retrospectively to any or all prior periods presented in the Consolidated Financial Statements.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements disclosures.

ASU 2023-09 Income Taxes (Topic 740): Improvements to income tax disclosures
The ASU amends the rules on income tax disclosures by modifying or eliminating certain existing income tax disclosure requirements in addition to establishing new requirements. The amendments address investor requests for more transparency about income taxes, including jurisdictional information, by requiring consistent categories and greater disaggregation of information. The ASU’s two primary amendments relate to the rate reconciliation and income taxes paid annual disclosures.

Reconciling items presented in the rate reconciliation will be in dollar amounts and percentages, and will be disaggregated into specified categories with certain reconciling items further broken out by nature and/or jurisdiction using a 5% threshold of domestic federal taxes. Income taxes paid will be disaggregated between federal, provincial/territorial, and foreign taxing jurisdictions using a 5% threshold of total income taxes paid net of refunds received.

The ASU is effective for annual periods beginning after December 15, 2024.

The adoption of the ASU will have an impact on the Company’s Consolidated Financial Statements disclosures. The required disclosure changes will be reflected in the Company’s Consolidated Financial Statements when the ASU is adopted. As the Company will not early adopt the ASU, the required disclosure changes will be reflected in the Company's 2025 Annual Consolidated Financial Statements. The Company is currently evaluating whether to apply the amendments prospectively or retrospectively.

Other recently issued ASUs required to be applied on or after March 31, 2025 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

CN | 2025 Quarterly Review – First Quarter 43

MANAGEMENT'S DISCUSSION AND ANALYSIS
Critical accounting estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company's policies for income taxes, capital expenditures and depreciation and pensions and other postretirement benefits require management's more significant judgments and estimates in the preparation of the Company's consolidated financial statements and, as such, are considered to be critical. Reference is made to the section entitled Critical accounting estimates of the Company's 2024 Annual MD&A for a detailed description of the Company's critical accounting estimates. There have not been any material changes to these estimates in the first quarter of 2025.

Management discusses the development and selection of the Company's critical accounting policies, including the underlying estimates and assumptions, with the Audit, Finance and Risk Committee of the Company's Board of Directors. The Audit, Finance and Risk Committee has reviewed the Company's related disclosures.

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company's results of operations, financial position, or liquidity. While some exposures may be reduced by the Company's risk management strategies, many risks are driven by external factors beyond the Company's control or are of a nature which cannot be eliminated.

Reference is made to the section entitled Business risks of the Company's 2024 Annual MD&A for a detailed description of such key areas of business risks and uncertainties with respect to: Competition, Environmental matters, Personal injury and other claims, Labor negotiations, Economic conditions, Regulation, Pandemic risk, Pension funding volatility, Reliance on technology and related cybersecurity risk, Trade restrictions, Terrorism and international conflicts, Customer credit risk, Liquidity, Supplier concentration, Availability of qualified personnel, Fuel costs and supply disruptions, Foreign exchange, Interest rates, Transportation network disruptions, Severe weather, Climate change and Reputation, which is incorporated herein by reference. Additional risks and uncertainties not currently known to management, or that may currently not be considered material by management, could nevertheless also have an adverse effect on the Company's business.

The following are material changes to the risks described in the Company's 2024 Annual MD&A.

Trade restrictions
The recent imposition of tariffs by the U.S. administration on imports from Canada and other countries combined with retaliatory tariffs by some countries, including Canada, on U.S. exports, present significant risks to global trade. These various tariffs and trade barriers could escalate costs for materials and fuel, adversely impact the demand for one or more commodities that we transport, disrupt supply chains and negatively affect demand for rail services. These tariffs and barriers, and any additional future trade actions taken by the U.S. and other countries in response, including the further escalation or implementation of tariffs or quotas or changes to certain trade agreements, could materially adversely impact the North American and global economies.

While it is still too early to fully assess the potential outcome of these global tariffs and ongoing trade actions taken by various governments and agencies globally, such actions could materially adversely affect demand for rail services and could materially and negatively impact the Company’s financial results.

44 CN | 2025 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Controls and procedures
The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of March 31, 2025, have concluded that the Company's disclosure controls and procedures were effective.

The Company is implementing and upgrading its Enterprise Resource Planning (ERP) system to SAP S/4HANA. The legacy ERP system will be phased out as the Company fully transitions to the new system. As the phased implementation continues, the Company will change its processes and procedures, which in turn, could result in changes to its internal control over financial reporting. As such changes occur, the Company will evaluate quarterly whether such changes materially affect its internal control over financial reporting. There were no changes in the Company’s internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three months ended March 31, 2025, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
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